UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company (Issuer))

PAGONXT MERCHANT SOLUTIONS, S.L.

(Name of Filing Person (Offeror))

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value*
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L.
Avenida de Cantabria s/n
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain
Attention: Anna Maria Werner
Telephone: +34 651 812 704

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Michael J. Willisch
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

*	Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents two Units.

Filing Fee Exhibit filed herewith.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 31, 2022 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (the “Purchaser”). The Schedule TO relates to the offer by Purchaser to acquire, through an all cash tender offer pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated October 31, 2022 (the “U.S. Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(i), and the related Share Letter of Transmittal, Unit Letter of Transmittal and ADS Letter of Transmittal (each as defined in the U.S. Offer to Purchase, and collectively, “Letters of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), respectively (which, as amended or supplemented from time to time, together constitute the “U.S. Offer”), in addition to a concurrent separate all cash tender offer on equivalent terms in Brazil (the “Brazilian Offer,” and together with the U.S. Offer, the “Offers”) pursuant to other offering documents published in Brazil, up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (the “Company” or “Getnet”), traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market, excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates, at a price per Security equal to the U.S. dollar equivalent of R$2.36 per Common Share, R$2.36 per Preferred Share, R$4.72 per Unit and R$9.44 per ADS, in each case payable in U.S. dollars based on the exchange rate reported by the Brazilian Central Bank (Banco Central do Brasil) on the business day prior to the settlement date of the U.S. Offer, to be adjusted for any potential dividends, interest on own capital and/or bonuses which may be paid, and/or splits, reverse splits and conversions which may take place, between the date on which the Offers were announced and the dates of expiration of the Offers (but excluding the interest on capital already announced on May 4, 2022 and paid on June 27, 2022, which will not be deducted from the offered price). The U.S. Offer commenced on October 31, 2022, and the initial offering period of the U.S. Offer expired at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on November 30, 2022. Purchaser has commenced a subsequent offering period for the U.S. Offer, which is scheduled to expire at 5:00 p.m. New York City time (7:00 p.m. São Paulo time) on March 2, 2023, unless extended or early terminated.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Amendment No. 2 to the extent that any information contained herein modifies or supersedes such information.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule TO, including all exhibits, schedules and annexes thereto, remains unchanged and is incorporated herein by reference in response to all items to the items in this Amendment No. 2. This Amendment No. 2 should be read together with the Schedule TO. All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO and heading references herein refer to the Schedule TO.

Items 1 to 11.

The U.S. Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent Items 1 through 11 incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby supplemented by adding the following paragraphs thereto:

On December 21, 2022, Purchaser was informed by the Company that less than 5% of the total number of outstanding Shares, Units and/or ADSs (on a per Share basis) issued by the Company were held by Unaffiliated Security Holders. Accordingly, pursuant to Brazilian law, at the request of Purchaser, the board of directors of the Company expects to call an extraordinary general meeting of shareholders (the “EGM”) to resolve on the redemption by the Company of any Unaffiliated Securities that remain outstanding (the “Squeeze-Out”). The price to be paid for each Unaffiliated Security in the Squeeze-Out shall be the price per Security (in Brazilian reais) payable during the initial offering period in respect of the Securities, as adjusted by the SELIC rate between the settlement date of the Auction (i.e., December 5, 2022) and the date of effective payment of the Squeeze-Out price for the Unaffiliated Securities (which must be made within 15 days of the date of the EGM).

As of the date hereof, the U.S. Subsequent Offering Period and the Brazilian Subsequent Offering Period remain open pursuant to their respective terms and conditions.

The material fact issued by the Company announcing the proposed squeeze-out of Unaffiliated Security Holders is attached as Exhibit (a)(5)(vi) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12(a) of the Schedule TO is hereby supplemented to include the following:

Exhibit No.	Description
(a)(5)(vi)	Material Fact issued by the Company on December 21, 2022, announcing the proposed squeeze-out of Unaffiliated Security Holders.*

* Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2022	PAGONXT MERCHANT SOLUTIONS, S.L.

	By:	/s/ Ignacio Narvarte Ichazo
		Name:	Ignacio Narvarte Ichazo
		Title:	Deputy Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 31, 2022.
(a)(1)(ii)	Form of Share Letter of Transmittal.
(a)(1)(iii)	Form of Unit Letter of Transmittal.
(a)(1)(iv)	Form of ADS Letter of Transmittal.
(a)(1)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries.
(a)(1)(vii)	Form of Withdrawal Letter.
(a)(1)(viii)	Summary Advertisement.
(a)(5)(i)	Material Fact issued by the Company with respect to the announcement of the Offers (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 20, 2022).
(a)(5)(ii)	Notice to the Market issued by the Company with respect to the appointment of KPMG as appraiser (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on May 31, 2022).
(a)(5)(iii)	Material Fact issued by the Company with respect to the approval of the Brazilian Offer by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Purchaser on October 28, 2022).
(a)(5)(iv)	Material Fact issued by the Company on December 1, 2022, announcing the results of the Offers and the commencement of subsequent offering periods (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(5)(v)	Press Release by Purchaser dated December 1, 2022 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO-T/A filed by Purchaser on December 1, 2022).
(a)(5)(vi)	Material Fact issued by the Company on December 21, 2022, announcing the proposed squeeze-out of Unaffiliated Security Holders.*
(b)	Not applicable.
(c)	Appraisal report by KPMG Auditores Independentes Ltda., dated October 26, 2022 (incorporated by reference to the Current Report on Form 6-K furnished by the Company on October 27, 2022).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Exhibit.*

*Filed herewith.